FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        October, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   October 20, 2004

MIRAMAR MINING CORPORATION Suite 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

October 20, 2004	NEWS RELEASE 04-27	MAE - TSE MNG-AMEX

Step out Drilling Dramatically Expands Naartok Zone Mineralization
at the Madrid Deposit, Hope Bay
— Drill hole 04PMD281A intersects 6.5g/t gold over 18m on 150m Step Out —
— Hole 04PMD278 Intercepts Two Zones Assaying 10.2g/t gold over 17m and 4.1g/t gold over 16.5m —

VANCOUVER — Miramar Mining Corporation today announced that its successful summer drilling campaign in the Naartok zone of the Madrid deposit has confirmed the area as a significant gold system, as well as adding another 150m of down dip extent with the most recent drill results.

The Madrid deposit is the largest of three major gold deposits that contribute resources at Hope Bay. Resource estimates reported at the end of 2003 show the Madrid deposit contained an indicated resource of 565,000oz of gold at a grade of 4.9g/t and an additional inferred resource of 1,886,000oz of gold also at a grade of 4.9g/t at that time. The substantial majority of these resources lie within the northern 2km of the 11km Madrid trend, including the Naartok Zone, which contributed an indicated resource of 271,000oz of gold at a grade of 5.4g/t plus an additional inferred resource of 358,000oz of gold averaging 4.1g/t to the Madrid totals.

“The 2004 drilling has more than doubled, perhaps even tripled, the limits of the previously known mineralization at Naartok, generally at grades and thicknesses higher than those previously encountered,” said Tony Walsh, Miramar’s President & CEO. “Further, the Naartok mineralization remains open to expansion. As a result, we plan to follow up our successful summer program with four deep holes to be drilled at Naartok in November, with the objective of further expanding this Naartok mineralization,” he said.

These results continue to demonstrate the tremendous upside potential of the Madrid deposit and Miramar’s continued exploration success moves us closer to our objective of demonstrating potential to expand its future production level through the development of a large scale open pit/bulk mining operation at Madrid. “We believe the Madrid deposit can make a major contribution to the eventual development of Miramar as a significant, Canadian based gold mining company,” said Mr. Walsh. “The tremendous prospectivity of the 11km long Madrid trend, which remains open to the north and south, bodes well for continued exploration successes.”

Drilling Highlights

Previously reported drilling in the Naartok zone at Madrid during 2004 significantly extended the known mineralization to depth, with some excellent thicknesses and grades. This most recent set of results has both in-filled the newly discovered mineralization on approximately 50m centres, which will support the estimation of a new mineral resource, and has also expanded the known mineralization to depth. Particularly encouraging is drill hole 04PMD281A, which stepped out approximately 150m down dip and intercepted 18m averaging 6.5g/t gold (including 6.1m averaging 10.1g/t and 6.2m averaging 9.0g/t).

This hole clearly demonstrates the potential for further material expansions to the Naartok mineralization. This area will be the focus of the planned November drilling at Hope Bay.

Highlights of the recent drill results are presented below and complete results are attached.

Hole ID	Target	From (m)	To (m)	Core Length(m)	Gold Grade (g/t)

04PMD274*		338.9	340.9	2.0	123.6
And		359.0	423.2	64.2	9.8
Including	Naartok East	359.0	373.4	14.4	17.2
Including		362.5	372.0	9.5	24.1
And	Naartok West	387.1	423.2	36.1	10.3
Including		396.9	423.2	26.3	11.8

04PMD276		283.6	285.9	2.3	24.8
Including		283.6	284.3	0.7	76.5

04PMD278	Naartok East	374.5	391.5	17.0	10.2
Including		378.9	384.4	5.5	13.9

04PMD281A	Naartok East	502.9	521.0	18.1	6.5
Including		502.9	509.0	6.1	10.1
Including		504.2	506.6	2.4	21.5
And		514.8	521.0	6.2	9.0

04PMD282	Naartok East	305.0	329.0	24.0	5.8
Including		307.5	323.1	15.7	8.3
Including		315.1	323.1	8.0	10.3

04PMD283	Naartok West	393.9	401.0	7.1	6.8
Including		393.9	399.5	5.6	8.1

*    Partial results for hole 04PMD274 were released on September 9, 2004

Naartok Summer Drilling

Winter 2004 drilling successfully located thicker and higher grade mineralization in the Naartok Zone of Madrid down plunge of previously estimated resources. The 2004 summer drill program at Madrid was designed to in-fill the Naartok mineralization on roughly 50m centers to support resource estimation. A total of 17 holes were completed in the Naartok area during the summer campaign, for a total of 7,281m of drilling, the result for all of which are now available.

Moderate to deeper in-fill drilling around the richest and thickest zone encountered in the early 2004 drilling had the objective of defining and expanding the 75 gram-metre contour that currently defines the northeast plunging Naartok zone at depths of 200-300m below surface. Results for five new holes in this area are reported in this release, plus some additional assays for one hole that was previously announced. All holes intersected the favourable volcanics, which were altered and mineralized, before reaching the Deformation Zone (the 11km trend that hosts Madrid and its several zones). The lower intercept in previously announced drill hole 04PMD274 was extended to 26.3m grading 11.8g/t gold (from 24.1m grading 12.1g/t) as a result of additional assays. This intercept lies within an overall intercept of 64.2m averaging 9.8 g/t gold. Holes 04PMD-275, -277, -278, -282 and -283 are all infill holes within the same area and all holes intercepted either the vein style or disseminated style mineralization with variable grades typical of the Naartok West and Naartok East Zones, respectively.

Drill holes 04PMD276 and 04PMD279 were shallow holes infilling at approximately the -150m level of the Naartok West Zone. Both holes cut the favourable volcanic package, which was strongly altered, before ending in the Deformation zone. The intercepts of narrower, higher grade mineralization in these two holes is consistent with the other intercepts in the area and with the current grade contours of the deposit.

Hole 04PMD280 was drilled approximately 200m below the deepest hole in the Naartok area, targeting the depth extension of the Naartok West Zone. The hole appears to have drifted east of the favourable stratigraphy, intersecting a different volcanic unit than that hosting the Naartok style mineralization. Miramar does not believe that hole 04PMD280 limits the depth potential of the Naartok system, it just indicates that it is necessary to stay further west, within the favourable volcanic package. However, this hole did pass through the Naartok East Zone further up the hole, intercepting 6.9g/t gold over 4.8m, extending the Naartok East Zone more than 200m down plunge, albeit near the interpreted margin of this zone.

Hole 04PMD281 was abandoned at 269m, well above target depth, following drilling problems and re-drilled as hole 04PMD281A. 04PMD281A was drilled as a 150m step out to the west of the deepest Naartok mineralization and intercepted a broad zone of Naartok East mineralization grading 6.5g/t gold over 18.1m. This interval is comprised of two higher grade intervals of 10.1g/t gold over 6.1m (including 18.3g/t over 3.0m) and 9.0g/t gold over 6.2m (including 19.2g/t over 2.1m). The weakly mineralized interval between the zones returned only trace values. This hole demonstrates the considerable potential to extend the mineralization in this direction.

November Drilling Program

Now that the Flow-Through financing has been completed Miramar plans to restart drilling in the Naartok at Madrid in early November with two drill rigs. Each rig will drill two holes targeting further 150-200m step-outs below and to the west of hole 04PMD281A. If successful, these holes could further dramatically increase the size of the Naartok mineralizing zone at Madrid. This drilling should be completed in early December and results should be available around the end of 2004. A total of approximately 3,000m of drilling are planned at an estimated cost of $1.1 million.

New Resource Estimate

Based on the results currently available, Miramar has commenced the process of building a new geologic model for the Naartok area at Madrid, which will form the basis of a new resource estimate. Results for the four holes planned to be drilled in November will be incorporated as they come in and a new resource estimate should be available in early 2005.

Maximus Option Agreement

As announced in September by Maximus Ventures (MXV (TSX-V), Miramar granted an option to Maximus whereby Maximus can earn up to a 75% interest in the Eastern Contact and Twin Peaks areas of the Hope Bay belt for expenditures totalling C$7.5 million by the end of 2007, subject to a one time back in right whereby Miramar could elect to increase its interest to 50% in the properties.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls two of the largest undeveloped gold deposits in Canada: the Hope Bay and Back River projects in Nunavut. The Hope Bay project extends over 1,000

sq.     km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. At Back River, Miramar has an option to earn a 60% interest in a property package that encompasses the George and Goose Lake gold deposits.

Miramar’s goal is to build an intermediate gold production profile through the sequential development of its Arctic gold assets through the following:

1.	Development of a high grade gold mine at Doris North to commence production as expeditiously as possible, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

2.	Extension of the proposed operating life through the exploitation of the Boston deposit;

3.	Expansion of the proposed production level through the development of a large scale open pit/underground mining operation at Madrid;

4.	Identification of further production opportunities at Back River;

5.	Discovery of new gold resources by expanding the currently known deposits and discovering completely new ones in order to support a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Miramar’s goal is to have one infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.

Any options for extending and expanding the life of the Doris North operation would be subject to the completion of additional drilling, economic studies and permitting procedures.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by our qualified person, John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation. The analytical method for the gold analysis is gravimetric assay, done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 10g/t gold.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay and Back River Projects is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay and Back River projects and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “hopes,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation:

risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; the risk that the recently announced flow-through financing may not be completed, in which case the November work program for the Naartok project will not proceed; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; uncertainties involved in dealings with and obtaining favourable recommendation from NIRB and the approval of the other governmental authorities of regulatory agencies; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this news release and in Miramar’s Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION'S HOPE BAY PROJECT
Table of Assay Results to Accompany News Release Dated October 20, 2004

Hole ID	From (m)	To (m)	Core Length(m)	Gold Grade (g/t)

04PMD274	338.9	340.9	2.0	123.6
And*	359.0	423.2	64.2	9.8
Including	359.0	373.4	14.4	17.2
Including	362.5	372.0	9.5	24.1
And	387.1	423.2	36.1	10.3
Including	396.9	423.2	26.3	11.8
And	502.0	510.2	8.2	1.9
Including	509.0	510.2	1.2	7.2

04PMD275	275.0	276.4	1.4	3.2
Including	276.1	276.4	0.3	10.5
And	336.5	342.4	5.9	5.6
Including	340.9	342.4	1.5	15.6
And	365.4	370.8	5.4	4.3
Including	368.6	370.8	2.2	4.9
And	398.8	403.0	4.2	4.8
Including	398.8	400.0	1.2	14.2
And	405.4	406.8	1.4	8.5
Including	406.0	406.8	0.8	14.3
And	410.6	412.0	1.4	8.3

04PMD276	241.6	247.2	5.6	2.7
Including	246.7	247.2	0.5	11.0
And	250.0	275.5	7.5	5.8
Including	250.0	251.5	1.5	21.2
And	283.6	285.9	2.3	24.8
Including	283.6	284.3	0.7	76.5

04PMD277	340.0	344.9	4.9	2.3
And	348.6	354.2	5.6	3.4

04PMD278	374.5	391.5	17.0	10.2
Including	374.5	376.4	1.9	20.8
Including	378.9	384.4	5.5	13.9
Including	388.8	391.5	2.7	15.4
And	402.0	418.5	16.5	4.1
Including	405.0	406.5	1.5	8.1
Including	414.0	417.0	3.0	6.1
And	493.8	498.5	4.7	2.5

04PMD279	238.7	239.2	0.5	35.5
And	295.0	297.5	2.5	12.3

04PMD280	341.5	350.3	8.8	4.3
Including	341.9	346.7	4.8	6.9

And	607.4	609.0	1.6	3.3
Including	608.5	609.0	0.5	7.1

04PMD281A	Abandoned

04PMD281A	487.1	488.2	1.1	19.2
And*	502.9	521.0	18.1	6.5
Including	502.9	509.0	6.1	10.1
Including	504.2	506.6	2.4	21.5
And	514.8	521.0	6.2	9.0

04PMD282	297.8	298.4	0.6	12.5
And	305.0	329.0	24.0	5.8
Including	307.5	323.1	15.7	8.3
Including	307.5	308.9	1.4	21.3
Including	315.1	323.1	8.0	10.3

04PMD283	393.9	401.0	7.1	6.8
Including	393.9	399.5	5.6	8.1
And	405.5	413.0	7.5	2.5
Including	408.5	410.0	1.5	5.1
And	419.0	431.6	12.6	1.9
Including	431.0	431.6	0.6	5.6
And	468.0	474.0	6.0	3.4
Including	471.0	472.5	1.5	7.2

Intercepts are reported at a 1g/t cut-off, with the higher grade inclusions reported at a 5g/t cut-off, with a maximum 2m inclusion of material below cut-off, except intercepts marked “*” in holes 04PMD-274 and -281A, which exceed the limits for inclusions, including 3.3m at 0.0g/t and 13.7m at 0.6g/t respectively in the intercepts marked.

433000 E
433500 E
Miramar Mining
Miramar Mining Corp
Madrid Drilling
Oct. 14, 2004
Outcrop
Deformation Zone
Lake
Mineralized Zone
Dip Direction/Plunge
2004 Drill Collar and Trace
Pre 2004 Drill Collar and Trace
7551000 N
7550500 N
0m
200m
N
04PMD280
04PMD274
04PMD270
04PMD278
04PMD283
04PMD281A
04PMD268
04PMD269
04PMD275
04PMD277
04PMD271
04PMD282
04PMD279
04PMD276
04PMD273
04PMD272
A
A'
B
B'
Naartok West
Naartok East

B
South
Looking West
E
North
0m
-100m
-200m
-300m
PMD269
PMD268
PMD270
PMD277
PMD274
PMD280
PMD283
PMD278
OPEN
0m
100m
Miramar
Mining Corp.
Naartok East Longitudinal
Section
Oct 14, 2004
100 g*m contour
50 g*m contour
20 g*m contour
< 20 g*m contour
Outside Limits of
Interpretation
Pre-Summer Pierce Points
2004 Summer Pierce Points